UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A.            Name of issuer or person filing (“Filer”):  Almaden Minerals Ltd.

B.                                    (1)                                 This is (check one):

☒           An original filing for the Filer.

☐            An amended filing for the Filer.

(2)                                 Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.            Identify the filing in conjunction with which this form is being filed:

Name of registrant:	Almaden Minerals Ltd.
Form type:	Form F-10
File number (if known):	333-252171
Filed by:	Almaden Minerals Ltd.
Date filed (if filed concurrently, so indicate):	January 15, 2021 (filed concurrently)

D.                                    The Filer is incorporated or organized under the laws of British Columbia, Canada, and has its principal place of business at Suite 210 - 1333 Johnston Street, Vancouver, B.C., V6H 3R9; telephone (604) 689-7644.

E.                                     Filer designates and appoints Puglisi & Associates (“Agent”), located at 850 Library Avenue, Suite 204, Newark, Delaware 19711; telephone (302) 738-6680 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                                 any investigation or administrative proceeding conducted by the Commission; and

(b)                                 any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on January 15, 2021 or any purchases or sales of any security in connection therewith.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                      The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which the Form F-10 relates has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                                    The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form F-10; the securities to which the Form F-10 relates; and the transactions in such securities.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on January 15, 2021.

ALMADEN MINERALS LTD.

By:	/s/ Korm Treiu
Name: Korm Trieu
Title: Chief Financial Officer

This statement has been signed by the following person in the capacity indicated on January 15, 2021.

PUGLISI & ASSOCIATES
as Agent for Service of Process for Almaden Minerals Ltd.

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director